UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 16, 2019

I.D. SYSTEMS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-15087	22-3270799
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

123 Tice Boulevard, Woodcliff Lake, New Jersey	07677
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (201) 996-9000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	IDSY	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 1.01. Entry into a Material Definitive Agreement.

Background

On March 13, 2019, I.D. Systems, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Pointer Merger Agreement”), by and among the Company, PowerFleet, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Parent”), Pointer Telocation Ltd., a public company limited by shares formed under the laws of the State of Israel (“Pointer”), Powerfleet Israel Holding Company Ltd., a private company limited by shares formed under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Pointer Holdco”), and Powerfleet Israel Acquisition Company Ltd., a private company limited by shares formed under the laws of the State of Israel and a wholly-owned subsidiary of Pointer Holdco (“Pointer Merger Sub”), pursuant to which Pointer Merger Sub will merge with and into Pointer, with Pointer surviving as a direct, wholly-owned subsidiary of Pointer Holdco (the “Pointer Merger”) in exchange for consideration consisting of cash and shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”).

Also on March 13, 2019, and in connection with the Pointer Merger Agreement, the Company entered into an Investment and Transaction Agreement (the “Investment Agreement”) by and among the Company, Parent, PowerFleet US Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“IDS Merger Sub”), and ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P. (the “Investors”), affiliates of ABRY Partners II, LLC, pursuant to which the Company will reorganize into a new holding company structure by merging IDS Merger Sub with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “IDS Merger”), and pursuant to which Parent will issue and sell in a private placement shares of Parent’s newly created Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), to finance a portion of the cash consideration payable in the Pointer Merger. Each outstanding share of the Company’s common stock, $0.01 par value per share (the “Company Common Stock”), will be exchanged for one share of Parent Common Stock in the IDS Merger.

As a result of the transactions contemplated by the Pointer Merger Agreement and the Investment Agreement (collectively, the “Agreements,” and the transactions contemplated thereunder, the “Transactions”), the Company and Pointer Holdco will each become direct, wholly-owned subsidiaries of Parent, and Pointer will become an indirect, wholly-owned subsidiary of Parent.

Amendment to Investment Agreement and Parent Charter

It is a condition to the consummation of the Transactions that the Parent Common Stock be dual-listed on the Nasdaq Global Market and the Tel Aviv Stock Exchange in order to obtain applicable exemptions under the Israeli Securities Law for the Transactions. Based on feedback received from the Israeli Securities Authority, on May 16, 2019, the Company, Parent, IDS Merger Sub and the Investors entered into Amendment No. 1 to the Investment Agreement (the “Amendment”). The Amendment includes as an exhibit thereto a revised form of Parent’s Amended and Restated Certificate of Incorporation (the “Parent Charter”), which sets forth the powers, designations, preferences and other special rights, and qualifications, limitations and restrictions of, the Series A Preferred Stock. Pursuant to the Amendment, the Parent Charter was revised to provide that (i) except as required by applicable law or as otherwise specifically set forth in the Parent Charter, the holders of Series A Preferred Stock shall not be entitled to vote on any matter presented to the stockholders of Parent unless and until any holder of Series A Preferred Stock provides written notice to Parent electing, on behalf of all holders of Series A Preferred Stock, to activate their voting rights and thereby render the Series A Preferred Stock voting capital stock of Parent, and (ii) after the delivery of any such notice, all holders of Series A Preferred Stock shall be and continue to be entitled to vote their shares of Series A Preferred Stock unless and until such time as the holders of at least a majority of the outstanding shares of Series A Preferred Stock provide further written notice to Parent that they elect to deactivate their voting rights. In addition, the Parent Charter was amended to fix the initial conversion price of the Series A Preferred Stock at $7.319 (based on the 30-day volume weighted average trading price of the Company Common Stock prior to the signing of the Amendment), in lieu of having the conversion price based on the volume weighted average trading price of the Company Common Stock during a defined period prior to either the signing or the closing of the Transactions. The other terms of the Series A Preferred Stock were previously described in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2019.

The foregoing description of the Amendment and the Parent Charter does not purport to be complete and is qualified in its entirety by reference to the full text of (i) the Amendment, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated by reference herein, and (ii) the form of Parent Charter, which is attached as an exhibit to the Amendment and incorporated by reference herein.

Important Information for Investors and Stockholders

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

In connection with the proposed transactions, Parent, the Company and Pointer will file relevant materials with the SEC, including a Parent registration statement on Form S-4 that will include a joint proxy statement of the Company and Pointer that also constitutes a prospectus of Parent, and a definitive joint proxy statement/prospectus will be mailed to stockholders of the Company and Pointer. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND POINTER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Parent, the Company or Pointer through the website maintained by the SEC at www.sec.gov.

Certain Information Regarding Participants

The Company, Pointer and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on April 1, 2019, as amended on April 30, 2019. Information about the directors and executive officers of Pointer is set forth in its Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the SEC on April 1, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of federal securities laws. The Company’s, Pointer’s and the combined business’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Pointer’s expectations with respect to their beliefs, plans, goals, objectives, expectations, anticipations, assumptions, estimates, intentions and future performance, as well as anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction and the timing of the completion of the proposed transaction. Forward-looking statements involve significant known and unknown risks, uncertainties and other factors, which may cause their actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. For example, forward-looking statements include statements regarding: prospects for additional customers; potential contract values; market forecasts; projections of earnings, revenues, synergies, accretion or other financial information of the Company, Pointer and the combined business; emerging new products; and plans, strategies and objectives of management for future operations, including growing revenue, controlling operating costs, increasing production volumes, and expanding business with core customers. Most of these factors are outside the parties’ control and are difficult to predict. The risks and uncertainties referred to above include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreements for the proposed transactions or could otherwise cause the proposed transactions to fail to close; (2) the risks or uncertainties of taking on significant new indebtedness and/or issuance of significant new equity to finance the transactions; (3) conditions to the closing of the transactions may not be satisfied and required regulatory approvals may not be obtained; (4) the outcome of any legal proceedings that may be instituted against the Company or Pointer following the announcement of the transaction agreements and the proposed transactions; (5) the inability to complete the proposed transactions, including due to failure to obtain approval of the stockholders of the Company or Pointer or other conditions to closing in transaction agreements; (6) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed transactions; (7) the inability to obtain or maintain the listing of the shares of common stock of Parent on Nasdaq; (8) the risk that the proposed transactions disrupt current plans and operations as a result of the announcement and consummation of the proposed transactions; (9) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the ability of the Company to integrate successfully the business, operations and employees of Pointer and the ability of the combined company to grow and manage growth profitably and retain its key employees; (10) costs related to the proposed transactions; (11) changes in applicable laws or regulations; (12) the possibility that the Company or Pointer may be adversely affected by other economic or business conditions, and/or competitive factors; (13) the loss of the Company’s or Pointer’s key customers or reduction in the purchase of products or services by any such customers; (14) the failure of the market for the Company’s or Pointer’s products and services to continue to develop; (15) the inability to protect the Company’s or Pointer’s intellectual property; (16) the effects of competition from a variety of local, regional, national and other providers of wireless solutions; and (17) other risks and uncertainties detailed from time to time in the Company’s and Pointer’s filings with the SEC, including the Company’s annual report on Form 10-K for the year ended December 31, 2018 and Pointer’s annual report on Form 20-F for the year ended December 31, 2018. These risks could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company or Pointer. Unless otherwise required by applicable law, the Company and Pointer assume no obligation to update the information contained in this report, and expressly disclaim any obligation to do so, whether as a result of new information, future events or otherwise.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Amendment No. 1 to the Investment and Transaction Agreement, dated as of May 16, 2019, by and among the I.D. Systems, Inc., PowerFleet, Inc., PowerFleet US Acquisition Inc., ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

I.D. SYSTEMS, INC.

By:	/s/ Ned Mavrommatis
Name:	Ned Mavrommatis
Title:	Chief Financial Officer

Date: May 20, 2019